November 5, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Rosenberg:

We are in receipt of the Securities and Exchange Commission’s (“SEC”) comment letter dated October 22, 2010 regarding Ambac Financial Group’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2009, Ambac Financial Group’s Form 10-Q for the Quarter Ended March 31, 2010, Schedule 14A filed April 30, 2010 and Forms 8-K filed on June 8, 2010 and August 13, 2010, File No. 001-10777. That letter asked us to respond to the comments within 10 business days or inform the SEC of when we will provide a response. We are in the midst of preparing various SEC and other regulatory filings for the period ended 9/30/10. Additionally, further events have occurred since receipt of the October 22 comment letter that has further constrained the Company’s resources. Those events are described in a Form 8-K which we filed on November 1, 2010 indicating that the Company is currently pursuing a restructuring of its outstanding debt through a prepackaged bankruptcy proceeding. If the Company is unable to reach agreement on a prepackaged bankruptcy in the near term, it intends to file for bankruptcy under Chapter 11 of the United States Bankruptcy Code prior to the end of the year.

Given our focus on the abovementioned issues we would anticipate responding to the October 22, 2010 comment letter by November 19, 2010.

We hope this timeframe is acceptable to the SEC Staff and would be available to discuss further at your convenience. Please feel free to contact me at (212) 208-3177 or Richard Alger at (212) 208-3196 with any questions or comments.

Sincerely,

/s/ Robert Eisman

Robert Eisman

Senior Managing Director and

Chief Accounting Officer